TEXAS PETROCHEMICALS INC.
5151 San Felipe, Suite 800
Houston, TX 77056

April 16, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Dietrich King

Re:             Texas Petrochemicals Inc.
     Registration Statement on Form 10-12G (File No. 000-53534)

Ladies and Gentlemen:

Texas Petrochemicals Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (the “Form 10”) filed by the Company with the Securities and Exchange Commission on February 17, 2009 and amended on March 20, 2009, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 10 is being withdrawn in order to prevent the it from automatically becoming effective on April 20, 2009 pursuant to Section 12(g)(1) of the Exchange Act.

We are in the process of determining an appropriate response to Comment No. 2 of the Commission’s letter dated April 3, 2009, which requests that the Company include interim financials for the periods ended March 31, 2006 and March 31, 2005 related to the acquisition of certain assets from Huntsman Corporation.  Should we determine that we can comply with this request within a short period of time, we will file a new Form 10-12G which includes the requested interim financials.  Otherwise, we intend to file after the close of this fiscal year ending June 30, 2009 a new Form 10-12G which will contain three years of financial statements reflecting the acquired assets in accordance with Rule 3-05 of Regulation SX.

If you have any questions regarding this request for withdrawal, please contact Christopher Artzer, Vice President, General Counsel and Secretary of the Company at (713) 475-5201.

                                                                 Very truly yours,

TEXAS PETROCHEMICALS INC.

By:      /s/ Charles Shaver
Name: Charles Shaver
Title:    President and Chief Executive Officer